

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
David Sambur
Director and Chief Executive Officer
AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

> **Re:** **AP Gaming Holdco, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed April 17, 2014**
> **Response dated August 21, 2014**
> **File No. 000-55119**

Dear Mr. Sambur:

We have reviewed your letter of correspondence dated August 21, 2014 and we have the following comments.

Form 10-K for the Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

1.   We note your response to comments 1 and 2 of our letter dated July 18, 2014. ASC 840-20-35-3 states that property subject to an operating lease shall be depreciated following the lessor's normal depreciation policy. ASC 360-10-35-3 further states that depreciation expense shall be determined based on the asset's useful life. Your response indicates that you consider the lease term rather than the useful life of an asset in determining the period over which depreciation should be recognized. Please advise.

Revenue Recognition, page F-8

2.   We note your response to comment 3 of our letter dated July 18, 2014. As previously requested, please further clarify whether the licensing rights are for a specified period of time.

<u>Note 16. Share-Based Compensation, page 20</u>

3.   You determined that the vesting provisions for the options to purchase Class B shares and restricted stock for Class B shares are non-substantive for accounting purposes and therefore contain a performance condition. You determined that the performance condition is not probable and therefore no share-based compensation expense has been recognized until the performance condition is probable. Please expand your disclosures to better explain the vesting provisions separately for the options and restricted stock and provide us with a comprehensive analysis of your accounting of these options and restricted stock pursuant to ASC 718. Please address how you determined the vesting provisions are non-substantive and have performance conditions.

        You may contact Nudrat Salik, Staff Accountant, at 202-551-3744 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at 202-551-3787 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Monica K. Thurmond (*via e-mail*)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP